UNITED STATES
             SECURITIES AND EXCHANGE COMMISSION
                   Washington, D.C. 20549

                         FORM 12b-25

                 NOTIFICATION OF LATE FILING

(Check One): [  ] Form 10-K  [  ] Form 20-F   [X] Form 11-K
             [  ] Form 10-Q  [  ] Form N-SAR

For Period Ended:    December 31, 1999

                [  ]     Transition Report on Form 10-K
                [  ]     Transition Report on Form 20-F
                [  ]     Transition Report on Form 11-K
                [  ]     Transition Report on Form 10-Q
                [  ]     Transition Report on Form N-SAR

 For the Transition Period Ended:   ___________________

   Read Instruction (on back page) Before Preparing Form.
                    Please Print or Type.
  Nothing in this form shall be construed to imply that the
                       Commission has
         verified any information contained herein.


If  the  notification  relates to a portion  of  the  filing
checked   above,   identify  the  Item(s)   to   which   the
notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant:
Midcoast Energy Resources, Inc.
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Former Name if Applicable:
N/A
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Address of Principal Executive Office (Street and Number):
1100 Louisiana, Suite 2950
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City, State and Zip Code:
Houston, Texas 77002
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PART II - RULES 12b-25(b) AND (c)

If   the   subject  report  could  not  be   filed   without
unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) [X]

 (a)      The reasons described in reasonable detail in Part
          III of this form could not be eliminated without unreasonable effort or expense;

 (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

 (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.
               (Attach Extra Sheets if Needed)

The Form 11-K for Midcoast Energy Resources, Inc. ("Company") for the year ended December 31, 1999 cannot be filed timely due to the fact that the Company's third-party plan administrator has not provided timely information to allow for the completion of the Midcoast Energy Resources, Inc. 401(k) Profit Sharing Plan financial statements.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Richard Robert                   713      821-2043
       ----------------------------    -------   -----------
        (Name)                       (Area Code) (Telephone Number)

(2)   Have all other periodic reports required under Section
      13  or  15(d) of the Securities Exchange Act  of  1934  or
      Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the  registrant  was required to file such report(s)  been
      filed? If answer is no, identify report(s).  [X] Yes [   ] No

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(3)   Is  it  anticipated  that any  significant  change  in
      results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or
      portion thereof?     [  ] Yes [X] No


If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

               Midcoast Energy Resources, Inc.
      ---------------------------------------------------
        (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date:          June 28, 2000            By:    Richard Robert
            ----------------------           --------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                          ATTENTION
INTENTIONAL  MISSTATEMENTS OR OMISSIONS OF  FACT  CONSTITUTE
FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).


                    GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities
    Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3.   A  manually  signed  copy of the  form  and  amendments
     thereto  shall  be  filed  with  each  national  securities
     exchange   on  which  any  class  of  securities   of   the
     registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.

5.   Electronic  Filers.  This form shall  not  be  used  by
     electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulation S-T ((S)232.201 or (S)232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T ((S)232.13(b) of this chapter).